Exhibit 12.1

GENCORP

RATIO OF EARNINGS TO FIXED CHARGES

						Pro Forma

	Year ended November 30,					Year ended
	1999	2000	2001	2002	2003	November 30, 2003

Income from continuing operations before income taxes	74	87	187	42	17	19

Earnings of non-consolidated subsidiaries	—	—	—	—	—	—
Minority Interest	—	(3)	(4)	1	1	1
Fixed charges	7	20	39	23	37	50
Earnings available for fixed charges	81	104	222	66	55	70

Fixed Charges
Amortization of debt issuance costs	—	—	3	4	5	6
Interest Expense	6	18	33	16	28	40
Portion of Rent Expense Representing Interest	1	2	3	3	4	4
Total Fixed Charges	7	20	39	23	37	50

Ratio of Earnings to Fixed Charges	11.6	5.2	5.7	2.9	1.5	1.4